FELDMAN FINANCIAL ADVISORS, INC.

1001 CONNECTICUT AVENUE, NW o SUITE 840
WASHINGTON, DC 20036
202-467-6862
(FAX) 202-467-6963

January 13, 2009

Board of Directors

GCF Bancorp, Inc.

381 Egg Harbor Road

Sewell, New Jersey 08080

Members of the Board:

It is the opinion of Feldman Financial Advisors, Inc., that the subscription rights to be received by the eligible account holders and other eligible subscribers, pursuant to the Plan of Conversion and Reorganization (the “Plan”) adopted by the Board of Directors of Gateway Community Financial, MHC, do not have any ascertainable market value at the time of distribution or at the time the rights are exercised in the subscription offering.

In connection with the Plan, GCF Bancorp, Inc. (the “Company”) will offer all of its outstanding shares of common stock to eligible account holders and other eligible subscribers for sale in a subscription offering. Any shares of common stock that remain unsubscribed for in the subscription offering will be offered by the Company for sale in a syndicated community offering to certain members of the general public.

Our opinion is based on the fact that the subscription rights are acquired by the recipients without cost, are nontransferable and of short duration, and afford the recipients the right only to purchase shares of common stock of the Company at a price equal to its aggregate estimated pro forma market value, which will be the same price at which any unsubscribed shares will be purchased in the community offering.

Sincerely,

FELDMAN FINANCIAL ADVISORS, INC.